HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.                ________        Email:  harttrinen@aol.com
Donald T. Trinen                                     Facsimile:  (303) 839-5414
                               (303) 839-0061

                                  April 9, 2008

Gary Newberry
Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Mail Stop 7010
Washington, D.C. 20549

      Re:   Energas Resources, Inc.
            Form 10-KSB for year ended January 31, 2007

Dear Mr. Newberry:

      This office represents Energas Resources, Inc. (the "Company"). The Company's amended 10-KSB report has been filed with the Commission. The following are the Company's responses to the comments received from the staff by letter dated September 19, 2007. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's September 19, 2007 letter. The number under the "Page Number" column indicates the page number in the 10-K report where the response to the comment can be found. The letters "FS" in the page number column refer to the page in the Company's financial statements.

                                                                     Page Number

1.    Comment complied with.                                             23

2.    Comment complied with.                                        Audit Report

3. The expense associated with the impairment of the Company's oil and gas properties during the years ended January 31, 2007 and 2006 pertained to the Company's proven oil and gas properties. If unproved properties are impaired the cost of the impaired unproved properties are transferred to the Company's full cost pool. Impairment expense during the years ended January 31, 2007 and 2006 exceed accumulated impairment as of January 31, 2007 since properties with accumulated impairment were sold by the Company in January 2007.

4.    Comment complied with.                                            FS-2

5.    Comment complied with.                                       FS-16, FS-17

                                                                     Page Number

6.    Comment complied with.                                            FS-20

7.    Comment complied with.                                            FS-21

8.    Comment complied with.                                               6

9.    The requested engineering reports have been sent to Mr. Winfrey.

10.   The $4.23 figure was a typographical error and has been corrected.   9

11.   Comment complied with.                                             FS-21


                                          Very Truly Yours,

                                          HART & TRINEN, L.L.P.

                                                 /s/  William T. Hart
                                          By
                                                  William T. Hart



WTH: tg